Exhibit (a)(1)(i)
This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, lawyer, accountant or other professional advisor.
DUNDEE CORPORATION
OFFER TO PURCHASE FOR CASH
up to 2,500,000 of its class A Subordinate Voting Shares at a Purchase Price of
Not Less Than $25.50 and Not More Than $29.50 per class A Subordinate Voting Share
(Maximum Aggregate Purchase Price of $73,750,000)
Dundee Corporation (“Dundee” or the “Company”) invites its shareholders (the “Shareholders”) to deposit, for purchase and cancellation by the Company, class A subordinate voting shares of Dundee (the “Shares”) pursuant to (i) auction tenders (“Auction Tenders”) at prices specified by the depositing Shareholders of not less than $25.50 per Share or more than $29.50 per Share, or (ii) purchase price tenders (“Purchase Price Tenders”) in which depositing Shareholders do not specify a price per Share, but rather agree to have such Shareholder’s Shares purchased at the Purchase Price that is paid for all Shares purchased pursuant to the Offer, determined by the Company, as provided herein. The offer and all deposits of Shares are subject to the terms and conditions set forth in this Offer to Purchase, the accompanying Issuer Bid Circular (the “Circular”) and the related Letter of Transmittal (which together constitute the “Offer”).
This Offer expires at 5:00 p.m. (Toronto time) on January 20, 2006 or at such later time and date to which the Offer may be extended by Dundee (the “Expiration Date”). Dundee reserves the right to withdraw the Offer and not take up and pay for any Shares deposited under the Offer or, subject to applicable law, extend the Offer, unless certain conditions are satisfied or waived, including the condition that a minimum number of 2,000,000 Shares are properly deposited and not withdrawn pursuant to the Offer. See Section 6 of the Offer to Purchase – “Certain Conditions of the Offer”.
The Company will determine a single price per Share (the “Purchase Price”), which will not be less than $25.50 per Share or more than $29.50 per Share, that it will pay for Shares properly deposited pursuant to the Offer, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders making Auction Tenders. Shares deposited by a Shareholder pursuant to an Auction Tender will not be purchased by the Company pursuant to the Offer if the price specified by the Shareholder is greater than the Purchase Price determined by the Company. A Shareholder who wishes to deposit Shares, but who does not wish to specify a price at which such Shares may be purchased by the Company, should make a Purchase Price Tender. For the purpose of determining the Purchase Price, Shares deposited pursuant to a Purchase Price Tender will be considered to have been deposited at $25.50 per Share. Shareholders who deposit Shares without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender.
Each Shareholder who has properly deposited Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender, and who has not withdrawn such Shares, will receive the Purchase Price, payable in cash (subject to applicable withholding taxes, if any), for all Shares purchased, on the terms and subject to the conditions of the Offer, including the provisions relating to pro-ration described herein. Dundee will first accept for purchase Shares properly deposited by any Shareholder who beneficially holds, as of the Expiration Date, fewer than 100 Shares and who deposits all such Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender and who checks, in either case, Box C – “Odd Lots” in the accompanying Letter of Transmittal.
This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, and deposits will not be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of that jurisdiction.
The Dealer Manager for the Offer in Canada is Dundee Securities Corporation.
December 15, 2005

If the number of Shares properly deposited for purchase at or below the Purchase Price exceeds 2,500,000, then the deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited (or deemed to be deposited) by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares), except that deposits by Shareholders who own less than 100 Shares, or “Odd Lots”, will not be subject to pro-ration. See Section 3 of the Offer to Purchase – “Number of Shares and Pro-ration”.
Dundee will return all Shares not purchased under the Offer, including Shares deposited pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of pro-ration.
As of November 30, 2005, there were 23,905,504 Shares issued and outstanding and, accordingly, the Offer is for up to approximately 10.46% of the total number of issued and outstanding Shares.
The Company’s Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “DBC.SV.A”. On December 12, 2005, the closing price per Share was $29.00.
Neither Dundee nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Shareholders must make their own decisions as to whether to deposit Shares under the Offer. Shareholders should carefully consider the income tax consequences of depositing Shares pursuant to the Offer. See Section 16 of the Circular – “Income Tax Considerations”.
Shareholders wishing to deposit all or any portion of their Shares pursuant to the Offer must comply in all respects with the delivery procedures described herein. See Section 3 of the Offer to Purchase – “Number of Shares and Pro-ration”.
INFORMATION FOR UNITED STATES SHAREHOLDERS ONLY
This Offer is made by Dundee, a Canadian issuer, for its own securities, and is subject to the disclosure requirements of the province of Ontario and the other provinces of Canada, as well as those of the United States. Financial statements referenced herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements of United States companies.
The enforcement by investors of civil liabilities under U.S. securities laws may be adversely affected by the fact that the Company is incorporated under the federal laws of Canada and that certain directors and officers are residents of countries other than the United States. Enforcement of civil liabilities under U.S. securities laws may further be adversely affected by the fact that some or all of the experts named in the Offer may be residents of Canada.
Shareholders should be aware that the acceptance of the Offer will have certain tax consequences under United States and Canadian law. All dollar amounts set forth herein are expressed in Canadian dollars, except where otherwise indicated.

TABLE OF CONTENTS

SUMMARY	2
OFFER TO PURCHASE	6
1. The Offer	6
2. Purchase Price	6
3. Number of Shares and Pro-ration	7
4. Procedure for Depositing Shares	7
5. Withdrawal Rights	9
6. Certain Conditions of the Offer	9
7. Extension And Variation of the Offer	11
8. Taking Up and Payment for Deposited Shares	12
9. Payment in the Event of Mail Service Interruption	12
10. Liens and Dividends	13
11. Notice	13
12. Other Terms	13
CIRCULAR	15
1. Dundee Corporation	15
2. Recent Developments	16
3. Authorized Capital and Principal Holders of Securities	17
4. Purpose and Effect of the Offer	18
5. Financial Statements	20
6. Price Range of Shares	20
7. Dividend Policy	21
8. Previous Distributions of Securities	21
9. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares	21
10. Commitments to Acquire Shares	24
11. Benefits from the Offer	24
12. Material Changes in the Affairs of the Company	24
13. Intention to Deposit Shares	24
14. Going Private Transaction	24
15. Prior Valuations	25
16. Income Tax Considerations	25
17. Legal Matters and Regulatory Approvals	31
18. Source of Funds	31
19. Dealer Manager and U.S. Information Agent	32
20. Depositary	32
21. Fees and Expenses	32
22. Statutory Rights	32
APPROVAL AND CERTIFICATE	33
CONSENT OF BLAKE, CASSELS & GRAYDON LLP	34
CONSENT OF DEBEVOISE & PLIMPTON LLP	34

SUMMARY
This general summary is solely for the convenience of Shareholders and is qualified in its entirety by reference to the full text and more specific details in this Offer. All dollar amounts referred to herein are stated in Canadian dollars.

The Offer	Dundee is offering to purchase up to 2,500,000 of its class A subordinate voting shares (the “Shares”).

Expiration Date	This Offer expires at 5:00 p.m. (Toronto time) on January 20, 2006, or at such later time and date to which the Offer may be extended by Dundee. If the Offer is extended, the Company will issue a press release announcing the extension. See Section 7 of the Offer to Purchase – “Extension and Variation of the Offer”.

Withdrawal Process	A Shareholder wishing to withdraw deposited Shares may do so by delivering, on a timely basis, a notice of withdrawal to the Depositary. The notice of withdrawal should specify the name of the Shareholder who deposited securities, the name of the registered holder of such Shares, if different than the person who deposited the Shares, and the number of Shares being withdrawn. Some additional requirements apply if the certificates representing deposited Shares have been delivered or otherwise identified to the Depositary. See Section 5 of the Offer to Purchase – “Withdrawal Rights”.

Effect on Non-Participating Shareholders	Shareholders who choose not to tender their Shares will own a greater percentage interest in the Company’s Shares following the consummation of the Offer.

Payment Date	Dundee will take up and pay for Shares as soon as reasonably practicable after the Expiration Date and in any event within 3 days after the Expiration Date.

Currency of Payment	The Purchase Price will be denominated in Canadian dollars and payments of amounts owing to depositing Shareholders will be made in Canadian dollars.

How to Deposit Shares	A Shareholder wishing to deposit Shares pursuant to the Offer may do so either pursuant to an Auction Tender or a Purchase Price Tender. A Shareholder may deposit some Shares pursuant to an Auction Tender and others pursuant to a Purchase Price Tender.

Auction Tender: Each Shareholder making an Auction Tender must specify the minimum price per Share (not less than $25.50 or more than $29.50 per Share) at which such Shareholder is willing to have such Shares purchased by the Company. Shares deposited by a Shareholder pursuant to an Auction Tender will not be purchased by the Company pursuant to the Offer if the price specified by the Shareholder is greater than the Purchase Price determined by the Company in the manner described in the Offer to Purchase.

Purchase Price Tender: A Shareholder who wishes to deposit Shares but who does not wish to specify a price at which such Shares may be purchased by the Company should make a Purchase Price Tender. For the purpose of determining the Purchase Price, a Shareholder depositing Shares pursuant to a Purchase Price Tender will be considered to have specified a minimum Purchase Price of $25.50 per Share. A Shareholder depositing Shares pursuant to an Auction Tender at $25.50 per Share (the lowest price in the range for Shares) and a Shareholder depositing Shares pursuant to a Purchase Price Tender will both have such Shares purchased at the Purchase Price if any Shares are purchased under the Offer (subject to the pro-ration provisions and the preferential acceptance of Odd Lots described below).

Purchase Price	The Company will determine a single Purchase Price that it will pay for Shares properly deposited pursuant to the Offer, and not withdrawn, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by Shareholders making Auction Tenders, and the price at which Shares deposited pursuant to Purchase Price Tenders are considered to be deposited. For the purpose of determining the Purchase Price, Shares deposited pursuant to Purchase Price Tenders will be considered to have been deposited at $25.50 per Share.

The Purchase Price will be the lowest price that will enable the Company to purchase 2,500,000 Shares (or such lesser number of Shares as are properly deposited at prices not more than $29.50 and not less than $25.50 per Share) pursuant to the Offer. The maximum aggregate Purchase Price under the Offer is $73.75 million. All Shares purchased by the Company, including Shares deposited at or below the Purchase Price pursuant to Auction Tenders and Shares deposited pursuant to Purchase Price Tenders, will be purchased at the Purchase Price.

The Company will return all Shares not purchased under the Offer, including Shares deposited pursuant to an Auction Tender at prices greater than the Purchase Price, Shares not purchased as a result of pro-ration, and Shares not accepted for purchase. All Shares purchased under the Offer will be cancelled.

Number of Shares to be Purchased	The Company will purchase up to 2,500,000 Shares. Since the Purchase Price will only be determined after the Expiration Date, the number of Shares that will be purchased will not be known until after the Expiration Date.

Pro-ration	If the number of Shares properly deposited and not withdrawn by the Expiration Date pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders is greater than 2,500,000 then the deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited (or deemed to be deposited) at or below the Purchase Price by each depositing Shareholder (with adjustments to avoid the purchase of fractional Shares), except that deposits by Shareholders who own Odd Lots will not be subject to pro-ration. See Section 3 of the Offer to Purchase – “Number of Shares and Pro-ration”.

Odd Lots	Dundee will accept for purchase, without pro-ration but otherwise subject to the terms and conditions of the Offer, all Shares deposited by any Shareholder owning beneficially less than 100 Shares as of the Expiration Date who, prior to the Expiration Date, deposits all such Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender and, in either case, who checks Box C – “Odd Lots” in the Letter of Transmittal. See Section 3 of the Offer to Purchase – “Number of Shares and Pro-ration”.

Delivery Procedures	Each Shareholder wishing to deposit Shares pursuant to the Offer must complete and sign a Letter of Transmittal (in accordance with the instructions in such Letter of Transmittal) and deliver it, together with all other required documents, to Computershare Investor Services Inc., as depositary (the “Depositary”), along with the share certificate(s) for the Shares being deposited pursuant to the Offer. A Shareholder who is not able to deliver the certificate(s) for the Shares being deposited pursuant to the Offer must follow the guaranteed delivery procedure described in Section 4 of the Offer to Purchase – “Procedure for Depositing Shares”. U.S. Shareholders should complete an Internal Revenue Service Form

W-9 to avoid backup withholding. A Shareholder who wishes to deposit Shares under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares under the Offer.

Brokerage Commissions	Shareholders depositing Shares will not be obligated to pay brokerage fees or commissions to the Company, Dundee Securities Corporation, which is an indirect majority-owned subsidiary of the Corporation, (the “Dealer Manager”), D.F. King & Co. Inc. (the “U.S. Information Agent”) or the Depositary. However, Shareholders are cautioned to consult with their own brokers or other intermediaries to determine whether any fees or commissions are payable to their own brokers or other intermediaries in connection with a deposit of Shares pursuant to the Offer.

Conditions of the Offer	The obligation of the Company to take up and pay for any Shares deposited under the Offer is subject to the conditions described in Section 6 of the Offer to Purchase – “Certain Conditions of the Offer”, including the condition that a minimum number of 2,000,000 Shares are properly deposited and not withdrawn pursuant to the Offer. The Company believes that such a condition is appropriate because the Offer must comply with not only Canadian, but also United States, procedural and substantive requirements. The applicable United States requirements would effectively preclude the Company from taking up and paying for Shares under the Offer on more than one occasion, so that unless this condition is included, in the event the Offer is undersubscribed, the Company would be unable to take up and pay for Shares at the Expiration Date and then extend the Offer. The Company has included such condition in order to permit it to extend the Offer in appropriate circumstances. Such conditions may be waived by the Company as more fully described herein.

Withdrawal Rights	Deposited Shares may be withdrawn (i) at any time prior to the Expiration Date, (ii) at any time if the Shares have not been taken up by the Company before actual receipt by the Depositary of a notice of withdrawal in respect of such Shares, or (iii) within three business days of being taken up, if the Shares have been taken up but not paid for by the Company. See Section 5 of the Offer to Purchase – “Withdrawal Rights”.

Position of the Company and its Directors	Neither the Company nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. See Section 13 of the Circular – “Intention to Deposit Shares”.

Intention to Deposit Shares	To the knowledge of management of the Company after reasonable inquiry, no person named in the table under “Interest of Directors and Officers and Transactions and Arrangements Concerning Shares” or under “Authorized Capital and Principal Holders of Securities” intends to deposit Shares under the Offer.

Tax Considerations	Shareholders should carefully consider the income tax consequences of depositing Shares pursuant to the Offer. See Section 16 of the Circular – “Income Tax Considerations”.

Trading Information	On December 12, 2005, the last full trading day prior to the announcement by Dundee of the approval of its Board of Directors of the Offer, the closing price of the Shares on the TSX was $29.00. During the past 12 months, the closing prices of the Shares on the TSX have ranged from a low of $24.75 to a high of $29.24. See Section 6 of the Circular – “Price Range of Shares”.

Further Information	For further information regarding the Offer, Shareholders may contact the Dealer Manager, the U.S. Information Agent or the Depositary, or consult their own brokers. The addresses and telephone and facsimile numbers of the Dealer Manager and the Depositary are set forth on the back cover of this Offer.
NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

OFFER TO PURCHASE
To the Holders of the Shares of Dundee Corporation
1. The Offer
Dundee Corporation (“Dundee” or the “Company”) hereby invites its Shareholders to deposit, for purchase and cancellation by the Company, up to 2,500,000 class A subordinate voting shares (the “Shares”) of the Company pursuant to (i) auction tenders (“Auction Tenders”) at prices of not less than $25.50 per Share or more than $29.50 per Share, as specified by such Shareholders, or (ii) purchase price tenders (“Purchase Price Tenders”), in either case on the terms and subject to the conditions set forth in this Offer to Purchase, the accompanying Issuer Bid Circular (the “Circular”) and the related Letter of Transmittal (which together constitute the “Offer”).
The Offer will expire at 5:00 p.m. (Toronto time) on January 20, 2006, or at such later time and date to which the Offer may be extended by Dundee (the “Expiration Date”).
THE OFFER IS SUBJECT TO CERTAIN CONDITIONS BEING SATISFIED OR WAIVED. INCLUDING THE CONDITION THAT A MINIMUM NUMBER OF 2,000,000 SHARES ARE PROPERLY DEPOSITED AND NOT WITHDRAWN PURSUANT TO THE OFFER (THE “MINIMUM CONDITION”). SEE SECTION 6 OF THIS OFFER TO PURCHASE.
Each Shareholder who has properly deposited Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender, and who has not withdrawn such Shares, will receive the Purchase Price, payable in cash (subject to applicable withholding taxes, if any), for all Shares purchased, on the terms and subject to the conditions of the Offer, including the provisions relating to pro-ration described herein.
Dundee will return all Shares not purchased under the Offer, including Shares deposited pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of pro-ration.
Neither Dundee nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Shareholders must make their own decisions as to whether to deposit Shares under the Offer. Shareholders should carefully consider the income tax consequences of depositing Shares pursuant to the Offer. See Section 16 of the Circular – “Income Tax Considerations”.
The accompanying Circular and Letter of Transmittal contain important information and should be read carefully before making a decision with respect to the Offer.
2. Purchase Price
As promptly as practicable following the Expiration Date, Dundee will, upon the terms and subject to the conditions of the Offer, determine the Purchase Price (which will be not less than $25.50 per Share and not more than $29.50 per Share) (the “Purchase Price”) that it will pay for each Share properly deposited pursuant to the Offer and taken up by the Company, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by Shareholders making Auction Tenders, and the price at which Shares deposited pursuant to Purchase Price Tenders are considered to be deposited. A Shareholder who wishes to deposit Shares, but does not wish to specify a price at which such Shares may be purchased by the Company, should make a Purchase Price Tender. For the purpose of determining the Purchase Price, Shares deposited pursuant to Purchase Price Tenders will be considered to have been deposited at $25.50 per Share.
The Purchase Price will be the lowest price that will enable the Company to purchase 2,500,000 Shares (or, subject to the Minimum Condition, such lesser number of Shares as are properly deposited at prices not more than $29.50 and not less than $25.50 per Share) pursuant to the Offer. As promptly as reasonably practicable thereafter, the Company will publicly announce the Purchase Price for the Shares, and upon the terms and subject to the conditions of the Offer (including the pro-ration provisions described herein), all Shareholders who have properly deposited and not withdrawn their Shares either pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, in cash (subject to applicable withholding taxes, if any), for all Shares purchased.
The Purchase Price will be denominated in Canadian dollars and payments of amounts owing to a depositing Shareholder will be made in Canadian dollars. All dollar amounts set forth herein are expressed in Canadian dollars, except where otherwise indicated.

3. Number of Shares and Pro-ration
As of December 12, 2005, there were 23,905,504 Shares issued and outstanding and, accordingly, the Offer is for up to approximately 10.46% of the total number of issued and outstanding Shares.
If the number of Shares properly deposited by the Expiration Date (and not withdrawn in accordance with Section 5 of the Offer to Purchase – “Withdrawal Rights”) pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders is greater than 2,000,000 but less than or equal to 2,500,000 Shares, Dundee will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Shares deposited.
If the number of Shares properly deposited by the Expiration Date (and not withdrawn in accordance with Section 5 of the Offer to Purchase – “Withdrawal Rights”) pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders is greater than 2,500,000 Shares, then such Shares will be purchased on a pro rata basis according to the number of Shares deposited (or deemed to be deposited) by the depositing Shareholders (with adjustments to avoid the purchase of fractional shares), except that Odd Lots will not be subject to pro-ration.
For the purposes of the foregoing, an Odd Lot deposit is a deposit by a beneficial Shareholder or a Shareholder of record, in the aggregate, of less than 100 Shares as of the close of business on the Expiration Date, who deposits all such Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender prior to the Expiration Date and who checks the Odd Lots box in either the Letter of Transmittal or the Notice of Guaranteed Delivery. As set forth above, Odd Lots will be accepted for purchase before any pro-ration. Odd Lot Holders therefore may have the opportunity to sell their Shares without incurring brokerage commissions that they would otherwise incur if they were to sell their Shares in a transaction on the stock exchanges on which the Shares are listed.
4. Procedure for Depositing Shares
Proper Deposit of Shares. To deposit Shares pursuant to the Offer, (i) the certificates for all deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares with signatures that are guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal must be received by Computershare Investor Services Inc., the Depositary, at one of the addresses listed in the Letter of Transmittal by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed.
Participants of The Canadian Depository for Securities Limited in Canada should contact such depository with respect to the deposit of their Shares under the terms of the Offer.
In accordance with Instruction 5 in the Letter of Transmittal (a) each Shareholder desiring to deposit Shares pursuant to the Offer must indicate, in Box A – “Type of Tender” on such Letter of Transmittal, whether the Shareholder is tendering Shares pursuant to an Auction Tender or a Purchase Price Tender, and (b) each Shareholder desiring to tender Shares pursuant to an Auction Tender must further indicate, in Box B – “Auction Tender Price (in Canadian Dollars) Per Share at Which Shares Are Being Deposited” in such Letter of Transmittal, the price (at one of the increments per Share specified in the Letter of Transmittal) at which such Shares are being deposited. Both under (a) and (b), only one box may be checked. If a Shareholder desires to deposit Shares in separate lots at a different price for each lot, such Shareholder must complete a separate Letter of Transmittal (and, if applicable, a Notice of Guaranteed Delivery) for each lot and price at which the Shareholder is depositing Shares. The same Shares cannot be deposited (unless previously properly withdrawn as provided in Section 5 of the Offer to Purchase – “Withdrawal Rights”) pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to an Auction Tender at more than one price.
In addition, Odd Lot Holders who deposit all their Shares must complete Box C – “Odd Lots” in the Letter of Transmittal in order to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 3 of the Offer to Purchase – “Number of Shares and Pro-ration”.
Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder appears on the share certificate deposited therewith, and payment is to be made directly to such registered holder, or (ii) Shares are deposited for the account of a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each such entity, an “Eligible Institution”). Members of these programs are usually members of a recognized stock exchange in

Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 in the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the signatory to a Letter of Transmittal, or if payment is to be made, or certificates representing Shares not purchased or deposited are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or stock power signature guaranteed by an Eligible Institution. An ownership declaration, which can be obtained from the Depositary, must also be completed and delivered to the Depositary.
A Shareholder who wishes to deposit Shares under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares under the Offer.
Method of Delivery. The method of delivery of certificates representing Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates representing Shares are to be sent by mail, registered mail, properly insured, is recommended. It is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. Delivery of a share certificate representing Shares will only be made upon actual receipt of such share certificate representing Shares by the Depositary.
Guaranteed Delivery. If a Shareholder wishes to deposit Shares pursuant to the Offer and cannot deliver certificates for such Shares or time will not permit all required documents to reach the Depositary by the Expiration Date, such Shares may nevertheless be deposited if all of the following conditions are met:
(a)	such deposit is made by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company through the Depositary is received by the Depositary, at its Toronto office listed in the Notice of Guaranteed Delivery, by the Expiration Date; and

(c)	the share certificates for all deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares, with signatures that are guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Toronto office of the Depositary, before 5:00 p.m. (Toronto time) on the third business day after the date the Depositary receives such Notice of Guaranteed Delivery.
The Notice of Guaranteed Delivery may be hand delivered, couriered, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary listed in the Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.
Notwithstanding any other provision hereof, payment for Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares with signatures that are guaranteed if so required and any other documents required by the Letter of Transmittal.
The tender information specified in a Notice of Guaranteed Delivery by a person completing such Notice of Guaranteed Delivery will, in all circumstances, take precedence over the tender information that is specified in the related Letter of Transmittal that is subsequently deposited.
Determination of Validity, Rejection and Notice of Defect. All questions as to the number of Shares to be accepted, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. Dundee reserves the absolute right to reject any deposits of Shares determined by it not to be in proper form or completed in accordance with the instructions herein and in the Letter of Transmittal or the acceptance for payment of or payment for which may, in the opinion of the Company’s counsel, be unlawful. Dundee also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any deposit of Shares. No individual deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Company, the Dealer Manager, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Company’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.

Under no circumstances will interest be paid by the Company by reason of any delay in making payment to any person using the guaranteed delivery procedures, including without limitation any delay arising because the Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Shares will not be made until after the date the payment for the deposited Shares accepted for payment pursuant to the Offer is made by the Company.
Formation of Agreement. The proper deposit of Shares pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Shareholder and the Company, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.
5. Withdrawal Rights
Except as otherwise provided in this Section, deposits of Shares pursuant to the Offer will be irrevocable. Shares deposited pursuant to the Offer may be withdrawn by the Shareholder (i) at any time prior to the Expiration Date, (ii) at any time if the Shares have not been taken up by the Company before actual receipt by the Depositary of a notice of withdrawal in respect of such Shares, or (iii) within three business days of being taken up, if the Shares have been taken up but not paid for by the Company.
For a withdrawal to be effective, a notice of withdrawal in writing must be actually received by the dates specified above by the Depositary at the place of deposit of the relevant Shares. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal in respect of the Shares being withdrawn and must specify the name of the person who deposited the Shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Shares, and the number of Shares to be withdrawn. If the certificates for the Shares deposited pursuant to the Offer have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the depositing Shareholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 4 of the Offer to Purchase – “Procedure for Depositing Shares”), except in the case of Shares deposited by an Eligible Institution. A withdrawal of Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal shall take effect only upon actual receipt by the Depositary of a properly completed and executed notice of withdrawal in writing.
All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Dealer Manager, the Depositary or any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice.
Any Shares properly withdrawn will thereafter be deemed not deposited for purposes of the Offer. However, withdrawn Shares may be redeposited prior to the Expiration Date by again following the procedures described in Section 4 of the Offer to Purchase – “Procedure for Depositing Shares”.
If the Company extends the period of time during which the Offer is open, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company’s rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all deposited Shares, and such Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as described in this Section 5.
6. Certain Conditions of the Offer
Notwithstanding any other provision of the Offer, the Company shall not be required to accept for purchase, to purchase or to pay for any Shares deposited, and may terminate or cancel the Offer or may postpone the payment for Shares deposited, if, at any time before the payment for any such Shares, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company’s sole judgment in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:
(a)	there shall have been threatened, taken or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of some or all of the Shares by the

Company or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgment of the Company, has or may have a material adverse effect on the Shares or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of the Company and its subsidiaries taken as a whole or has impaired or may materially impair the contemplated benefits of the Offer to the Company;

(b)	there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Company or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction that, in the sole judgment of the Company, might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits to the Company of the Offer;

(c)	there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada or the United States, (iv) any limitation by any government or governmental authority or regulatory or administrative agency or any other event that, in the sole judgment of the Company, might affect the extension of credit by banks or other lending institutions, (v) any significant decrease in the market price of the Shares since the close of business on December 12, 2005, (vi) any change in the general political, market, economic or financial conditions that has or may have a material adverse effect on the Company’s business, operations or prospects or the trading in, or value of, the Shares, or (vii) any decline in any of the S&P/TSX Composite Index, the Dow Jones Industrial Average or the S&P 500 by an amount in excess of 10%, measured from the close of business on December 12, 2005;

(d)	there shall have occurred any change or changes (or any development involving any prospective change or changes) in the business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of the Company or its subsidiaries that, in the sole judgment of the Company, has, have or may have material adverse significance with respect to the Company and its subsidiaries taken as a whole;

(e)	any take-over bid or tender or exchange offer with respect to some or all of the securities of Dundee, or any merger, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving Dundee or any of its affiliates, other than the Offer, shall have been proposed, announced or made by any individual or entity;

(f)	the Company shall have determined, in its sole judgement, that the Purchase Price for a Share exceeds the fair market value of such Share at the time of the acquisition of such Shares by the Company pursuant to the Offering determined without reference to the Offer;

(g)	the Company shall have concluded, in its sole judgment, that necessary exemptions under applicable securities legislation in Canada, including exemptions from the proportional take up and valuation requirements are not available to the Company for the Offer and, if required under any such legislation, the Company shall not have received the necessary exemptions from or waivers of the appropriate courts or Canadian securities regulatory authorities in respect of the Offer;

(h)	any changes shall have occurred or been proposed to the Income Tax Act (Canada) or to the publicly available administrative policies or assessing practices of the Canada Revenue Agency that, in the sole judgement of Dundee, acting reasonably, is detrimental to Dundee or a Shareholder; or

(i)	a minimum number of 2,000,000 Shares are not properly deposited, and not withdrawn, pursuant to the Offer.
The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion regardless of the circumstances (including any action or inaction by the Company) giving rise to any such conditions, or may be waived by the Company, in its sole discretion, in whole or in part at any time. The failure by the Company at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by the Company concerning the events described in this Section 6 shall be final and binding on all parties.
Any waiver of a condition or the withdrawal of the Offer by the Company shall be deemed to be effective on the date on which notice of such waiver or withdrawal by the Company is delivered or otherwise communicated to the Depositary. Dundee, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall immediately make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX and the applicable Canadian securities regulatory authorities. If the Offer is withdrawn, the Company shall not be obligated to take up, accept for purchase or pay for any Shares deposited under the Offer, and the Depositary will return all certificates for deposited Shares, Letters of Transmittal and Notices of Guaranteed Delivery and any related documents to the parties by whom they were deposited.
7. Extension and Variation of the Offer
Subject to applicable law, the Company expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified in Section 6 of this Offer to Purchase shall have occurred, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written notice, or oral notice to be confirmed in writing, of extension or variation to the Depositary and by causing the Depositary to provide to all Shareholders, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth in Section 11 of this Offer to Purchase – “Notice”. Promptly after giving notice of an extension or variation to the Depositary, the Company will make a public announcement of the extension or variation and provide or cause to be provided notice of such extension or variation to the TSX and the applicable Canadian securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.
Where the terms of the Offer are varied (other than a variation consisting solely of the waiver of a condition of the Offer), the period during which Shares may be deposited pursuant to the Offer shall not expire before 10 days (or such longer period as is described below) after the notice of variation has been given to holders of Shares unless otherwise permitted by applicable law. If the Company makes a material change in the terms of the Offer or the information concerning the Offer, or waives a material condition of the Offer, the Company will disseminate additional offer materials (including by public announcement as set forth above), and extend the Offer to the extent required by Canadian or U.S. securities legislation. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of the changes. If the Company changes the price or, subject to certain limitations, changes the percentage of securities sought, the offer must remain open for a minimum of 10 business days from, and including, the date notice of such change is first published, sent or given to holders of Shares. Accordingly, if, prior to the Expiration Date, the Company changes the number of Shares being sought or changes the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such change is first published, sent or given to holders of Shares, the Offer will be extended at least until the expiration of such 10 business day period. An extension of the Expiration Date or a change of the Offer does not constitute a waiver by the Company of its rights in Section 6 of this Offer to Purchase – “Certain Conditions of the Offer”.
Notwithstanding the foregoing, the Offer may not be extended by the Company if all the terms and conditions of the Offer have been complied with (except those waived by the Company).
The Company also expressly reserves the right, in its sole discretion (i) to terminate the Offer and not take up and pay for any Shares not theretofore taken up and paid for upon the occurrence of any of the conditions specified in Section 6 of this Offer to Purchase – “Certain Conditions of the Offer”, and/or (ii) at any time or from time to time to amend the Offer in any respect, including increasing or decreasing the number of Shares the Company may purchase or the range of prices it may pay pursuant to the Offer. The Company acknowledges (a) that U.S. securities legislation requires the Company to pay consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (b) that the Company may not delay acceptance for payment of, or payment for, any Shares upon the occurrence of any conditions specified in Section 6 without extending the period during which the Offer is open.
Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement thereof, such announcement, in the case of an extension, to be made no later than 9:00 a.m. Eastern time on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through its usual news wire service, CCN Mathews.
8. Taking Up and Payment for Deposited Shares
Upon the terms and provisions of the Offer (including pro-ration) and subject to and in accordance with applicable securities laws, the Company will take up and pay for Shares properly deposited and to be purchased under the Offer in accordance with the terms thereof as soon as practicable after the Expiration Date, but in any event not later than 3 days after the Expiration Date, provided that the conditions of the Offer (as the same may be amended) have been satisfied or waived. For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the Minimum Condition and pro-ration, Shares deposited and not withdrawn at Auction Tenders at or below the Purchase Price and pursuant to Purchase Price Tenders if, as and when the Company gives oral (to be confirmed in writing) or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.
The Company reserves the right, in its sole discretion, to delay taking up or paying for any Shares or to terminate the Offer and not take up or pay for any Shares if any condition specified in Section 6 of this Offer to Purchase is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary. The Company also reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable law.
In the event of pro-ration of Shares deposited pursuant to the Offer, the Company will determine the pro-ration factor and pay for those deposited Shares accepted for payment as soon as practicable after the Expiration Date. However, the Company does not expect to be able to announce the final results of any such pro-ration until approximately three business days after the Expiration Date.
Certificates for all Shares not purchased, including Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price and Shares not purchased due to pro-ration, will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.
The Company will pay for Shares taken up under the Offer by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Company or the Depositary on the Purchase Price of the Shares purchased by the Company, regardless of any delay in making such payment.
Depositing Shareholders will not be obligated to pay brokerage fees or commissions to the Company, the Dealer Manager or the Depositary. However, Shareholders are cautioned to consult with their own brokers or other intermediaries to determine whether any fees or commissions are payable to their brokers or other intermediaries in connection with a deposit of Shares pursuant to the Offer. Dundee will pay all fees and expenses of the Depositary and the Dealer Manager in connection with the Offer.
The Depositary will act as agent of persons who have properly deposited Shares in acceptance of the Offer and have not withdrawn them, for the purposes of receiving payment from the Company and transmitting payment to such persons. Receipt by the Depositary from Dundee of payment for such Shares will be deemed to constitute receipt of payment by persons depositing Shares.
The settlement with each Shareholder who has deposited Shares under the Offer will be effected by the Depositary by forwarding a cheque, payable in Canadian funds, representing the cash payment for such Shareholder’s Shares taken up under the Offer. The cheque will be issued in the name of the person signing the Letter of Transmittal or in the name of such other person as specified by the person signing the Letter of Transmittal by properly completing Box D – “Special Payment Instructions” in such Letter of Transmittal. Unless the depositing Shareholder instructs the Depositary to hold the cheque for pick-up by checking Box F – “Hold For Pick-Up” in the Letter of Transmittal, the cheque will be forwarded by first class mail, postage prepaid, to the payee at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the depositing Shareholder as it appears in the registers maintained in respect of the Shares. Cheques mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.
9. Payment in the Event of Mail Service Interruption
Notwithstanding the provisions of the Offer, cheques in payment for Shares purchased under the Offer and certificates for any Shares to be returned will not be mailed if the Company determines that delivery by mail may be delayed. Persons entitled to cheques or certificates that are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Shares were delivered until the Company has determined that delivery by mail will no longer be delayed. Dundee will provide notice, in accordance with Section 11 of this Offer to Purchase, of any determination not to mail under this Section as soon as reasonably practicable after such determination is made.
10. Liens and Dividends
Shares acquired pursuant to the Offer shall be acquired by the Company free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions that may be paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date upon which the Shares are taken up and paid for under the Offer shall be for the account of such Shareholders. Each Shareholder of record on that date will be entitled to receive that dividend, whether or not such Shareholder deposits Shares pursuant to the Offer.
11. Notice
Without limiting any other lawful means of giving notice, any notice to be given by the Company or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered holders of Shares at their respective addresses as shown on the share register maintained in respect of the Shares and will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite (i) any accidental omission to give notice to any one or more Shareholders, and (ii) an interruption of mail service in Canada or the United States following mailing. In the event of an interruption of mail service following mailing, the Company will use reasonable efforts to disseminate the notice by other means, such as publication. If post offices in Canada or the United States are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which the Company or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is issued by way of a news release and if it is published once in the National Post or The Globe and Mail and in a French language daily newspaper of general circulation in Montreal.
12. Other Terms
No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Company other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized by the Company.
It is a term of the Offer that for the purposes of subsection 191(4) of the Income Tax Act (Canada), the “specified amount” in respect of each Share shall be $25.45 (the “Specified Amount”).
Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 16 of the Circular – “Income Tax Considerations”.
The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
Dundee, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer and the validity of any withdrawals of Shares. The Offer is not being made to, and deposits of Shares will not be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Dundee may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.
The accompanying Circular, together with this Offer to Purchase, constitutes the issuer bid circular required under Canadian securities legislation with respect to the Offer.

The accompanying Circular contains additional information relating to the Offer.
     DATED this 15th day of December, 2005, at Toronto, Ontario.

DUNDEE	CORPORATION
By:
(Signed) “Ned Goodman”
Ned Goodman
President and Chief Executive Officer

By:
(Signed) “Joanne Ferstman”
Joanne Ferstman
Executive Vice President, Chief Financial Officer
and Corporate Secretary

CIRCULAR
This Circular is being furnished in connection with the offer by Dundee to purchase for cash up to 2,500,000 of its Shares at a Purchase Price of not less than $25.50 per Share and not more than $29.50 per Share. Terms defined in the Offer to Purchase and not otherwise defined herein have the same meaning in this Circular. The terms and conditions of the Offer to Purchase, Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Reference is made to the Offer to Purchase for details of its terms and conditions.
1. Dundee Corporation
Dundee was incorporated under the laws of the Province of Ontario by articles of incorporation effective November 2, 1984 and changed its name to Dundee Bancorp Inc. by articles of amendment effective July 26, 1991. The Company was inactive prior to October 31, 1991, at which time it became a public company pursuant to articles of arrangement effective October 30, 1991. Effective December 14, 2004, the Company changed its name by articles of amendment from “Dundee Bancorp Inc.” to “Dundee Corporation”.
Dundee is primarily a holding company dedicated to wealth management, real estate and resources through a variety of activities and investments. Certain of these activities are carried out directly through wholly or partially owned subsidiaries while others are undertaken through equity accounted or portfolio investment holdings. Dundee’s investment holdings include both publicly listed and private companies in a variety of sectors as well as investments in highly liquid securities such as mutual funds. Dundee’s four financial reporting segments are as follows: (i) wealth management, (ii) real estate, (iii) resources and (iv) other investments and corporate costs. A description of each reporting segment is set out below. Because we operate and hold investments in diverse industry sectors and because our investment holdings differ by ownership, structure and associated accounting requirements, it often appears complex to analyze our results. Further, during any period, the market value of our holdings will vary and the amounts that we record as investment gains and losses may fluctuate significantly.
The head office and principal business office of Dundee is located at Suite 5500, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 4A9. The Company also has offices in the Cayman Islands and Bermuda. As of December 31, 2004, the Company had 49 employees.
Wealth Management
The wealth management segment consists of the operations of the Company’s subsidiary, Dundee Wealth Management Inc. (“Dundee Wealth”), and the operating subsidiaries of Dundee Wealth. At December 31, 2004, the Company owned an approximate 67.3% interest in Dundee Wealth. As a result of Dundee Wealth’s public offering of 4.9 million common shares and the issuance of common shares by Dundee Wealth under its share incentive plans, the Company’s interest in Dundee Wealth was diluted to 63.6% at September 30, 2005. The Company’s wealth management segment also includes operations from domestic and international banking activities. Domestic banking activities are conducted through the Company’s wholly-owned subsidiary, Dundee Wealth Bank, which commenced operations on July 8, 2005. See Section 2 of the Circular – “Recent Developments”. International banking activities are conducted through the Company’s wholly-owned subsidiary, The Dundee Bank, which is located in the Cayman Islands.
Dundee Wealth carries on its business through its 83.7% owned subsidiary DWM Inc. (“DWM”) and through the operating subsidiaries of DWM. Dundee Wealth has three main businesses: (i) investment management; (ii) financial advisory; and (iii) capital markets, comprised of institutional sales and trading, investment banking and research. Since its creation in 1998, Dundee Wealth has expanded its investment management and advisory businesses through strategic acquisitions as well as through internal growth from net sales and market appreciation of mutual funds and other managed investment products. As of November 30, 2005, Dundee Wealth had approximately $46.0 billion in assets under management and administration and approximately 1,971 financial advisors (plus an additional 479 insurance-only agents) and 665 branches across Canada. As at September 30, 2005, Dundee Wealth had the ability to earn performance fees on approximately $3.8 billion of assets under management. Performance fees are contingent on market values as at the respective year ends of the underlying fund portfolio, most of which occur at December 31 and, accordingly, they are recorded as revenues only when such amounts have been finalized. One of Dundee Wealth’s strategic acquisitions was Cartier Partners Financial Group Inc. (“Cartier”) completed at the end of December 2003. Since the acquisition, Dundee Wealth has been consolidating Cartier’s business operations and systems to become fully integrated with those of Dundee Wealth. Dundee Wealth reported that it finalized a review of available system technology platforms that would facilitate its strategy of having securities-related and mutual fund dealer-related operations on one common back-office system, along with a front-end system that provides competitive reporting and administrative capabilities. In the third quarter of 2005, Dundee

Wealth reported that it had entered into an agreement with a third-party service provider that met these criteria. As a result of this decision, Dundee Wealth’s integration plan for the former Cartier systems conversions was replaced with a plan that incorporates the conversion to the new system of all operations, including those of former Cartier operations that have not yet been completed.
Real Estate
The real estate segment consists of the Company’s approximate 86% interest in Dundee Realty Corporation (“DRC” or “Dundee Realty”), a corporation operating primarily in the land and housing business, supplemented by the ownership of select revenue properties. The real estate segment also includes the Company’s approximate 33% indirect interest in Dundee Real Estate Investment Trust (“Dundee REIT”).
DRC is a Canadian based real estate company that is involved in land and housing developments and property management and it has an interest in certain revenue properties. DRC owns in excess of 3,400 acres of land in Calgary, Edmonton, Saskatoon and Regina and is also active in housing in both Saskatoon and Regina, primarily building single family homes, as well as condominiums in Toronto, Ontario and Vail, Colorado. DRC anticipates increased revenue levels in the fourth quarter of 2005 and the first quarter of 2006 related to its land operations. DRC also owns 50% of Dundee Management Limited Partnership which carries on a property management business that services Dundee REIT and other third-parties and a 50% interest in the assets comprising the Distillery Historic District in downtown Toronto, Ontario and four apartment buildings in Toronto, Ontario. DRC also earns income from its ownership of certain revenue properties and from management and other fees in respect of its interest in Dundee Management Limited Partnership. At November 30, 2005, the Company’s interest in Dundee Realty was 86.4% with the remaining interest being held by management of Dundee Realty.
Dundee REIT is an unincorporated, open-ended real estate investment trust focused on owning and acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada. Dundee REIT owns over $1.3 billion of office, industrial and retail assets comprised of approximately 15.6 million square feet of gross leasable area, located primarily in Toronto, Ottawa, Montreal, Calgary and Edmonton. Dundee REIT’s stated aim is to provide unitholders with a stable and growing return on their investment through a monthly distribution equal to at least 80% of distributable income earned from its revenue-producing portfolio. Dundee REIT also owns 50% of Dundee Management Limited Partnership, which performs the property management function for the majority of Dundee REIT’s assets.
Resources
The Company’s resources activities consist of its holdings in a variety of resource entities including its interest in Eurogas Corporation (“Eurogas”) which, at September 30, 2005, was 51.0%. This segment also includes activities related to the Company’s investments in Dundee Precious Metals Inc., Breakwater Resources Ltd., Corona Gold Corporation and Valdez Gold Inc, which are accounted for by the equity method. The Company also has several smaller investments in the resource sector.
Other Investments and Corporate Costs
Dundee’s remaining investments and the operating results from these investments have been included in its other investments and corporate costs segment. These investments include investments in both publicly traded and private companies in a variety of sectors as well as highly liquid securities such as mutual funds. These investments may be accounted for on an equity basis if they are subject to significant influence by the Company, or they are accounted for at cost. This segment also includes general corporate overhead costs, which are not specifically allocated to any operating division.
2. Recent Developments
In November 2004, Dundee Wealth Bank, a wholly-owned subsidiary of Dundee, was granted a charter from the Minister of Finance as a Schedule I Bank. On July 8, 2005, Dundee Wealth Bank received its Order to Commence and Carry on Business from the Office of the Superintendent of Financial Institutions. Dundee Wealth Bank began operations, initially on a controlled launch basis, immediately following receipt of this Order. Dundee Wealth Bank will offer a full range of personal banking services, including deposit and lending products, accessible through internet and telephone banking. Savings accounts and a variety of GIC’s are currently available to the public. Residential mortgages, lines of credit and other personal loans, as well as chequing accounts and credit and debit cards will follow thereafter. Domestic banking activities will permit Dundee Wealth’s network of independent financial advisors to offer their clients the benefits of a full suite of banking products and services and positions the advisors on a level playing field with the legacy banking community.

In March 2005, Dundee Wealth completed a public equity financing that raised gross proceeds of approximately $50 million.
In June, 2005, the Company completed a public offering of subordinated debentures exchangeable for units of Dundee REIT held by the Company for gross proceeds of $100 million.
On October 21, 2005, Eurogas issued approximately 24.3 million common shares under a rights offering, raising proceeds of $32.1 million before costs of issue. Since September 30, 2005 Dundee increased its ownership interest in Eurogas to 51.9% by acquiring approximately 13.5 million shares, including shares acquired under the rights offering, at a cost of approximately $19.2 million.
In October and November 2005, Eurogas announced that it continues to make progress in the implementation of the oil development phase of the Amposta Underground Natural Gas Storage Project in Spain, and that production facilities could be in place by early 2007.
On November 25, 2005 Dundee REIT announced a “bought deal” public offering of $65 million of treasury units of Dundee REIT, with an over-allotment option of an additional $9.75 million of units. The offering is scheduled to close in mid-December, 2005.
On November 28, 2005, Dundee Wealth announced that it had acquired 100% of KL Nova Financial Ltd. (“KL Nova”). KL Nova was recently formed to participate in Canadian capital markets as well as creating and developing investment products using structured finance and alternative asset management. Mr. Kym Anthony, the principal of KL Nova, has been appointed as President and C.E.O. of Dundee Securities Corporation and its associated companies.
At any time, Dundee may be involved in various stages of discussions and/or negotiations to complete one or more transactions including acquisitions or dispositions directly or through its subsidiaries which carry on certain of Dundee’s activities and investments. These prospective transactions may be with respect to companies operating within existing businesses or business channels not yet identified or pursued by Dundee. In respect of any potential acquisition, the purchase price therefor may be paid in cash, through the issue of securities of Dundee or of a subsidiary of Dundee or through a combination thereof and may be financed through debt or otherwise. There can be no assurance that any of the transactions being discussed or negotiated will be completed. Dundee may increase or decrease its interest in certain of its holdings, may combine or restructure certain of its holdings into new investment products or new stand-alone entities or may entirely dispose of certain of its holdings in the future.
3. Authorized Capital and Principal Holders of Securities
The Company is authorized to issue an unlimited number of Shares, an unlimited number of class B common shares (“Common Shares”), an unlimited number of first preference shares, issuable in series (“First Preference Shares”), an unlimited number of second preference shares, issuable in series (“Second Preference Shares”) and an unlimited number of third preference shares, issuable in series (“Third Preference Shares”).
As of November 30, 2005, there were issued and outstanding 23,905,504 Shares and 1,048,416 Common Shares. Each Share generally has the right to one vote and each Common Share has the right to 100 votes. The Shares represent an aggregate of 18.6% of the outstanding votes. Ned Goodman, the President and Chief Executive Officer of the Corporation, owns in aggregate, directly and indirectly, 878,562 Common Shares, which includes 166,935 Common Shares under options, and 1,387,978 Shares, which includes 509,000 Shares under options. These holdings represent 83.8% of the Common Shares and 5.7% of the Shares and collectively a 69.0% voting interest assuming the exercise of options.
Jodamada Corporation, a private company owned by the adult children of Ned Goodman, owns 2,983,503 Shares and 140,299 Common Shares, representing 12.5% and 13.4% of each class, respectively, and collectively a 13.2% voting interest.
AIC Limited has reported that, through managed accounts, it holds, in aggregate, 3,361,059 Shares representing 14.1% of the class and a 2.6% voting interest in the Company.
Private Capital Management, LP has reported that, through managed accounts, it holds, in aggregate, 4,526,800 Shares representing 18.9% of the class and a 3.5% voting interest in the Company.

Other than as set out above, to the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation.
The share provisions of the Company provide “coat-tail” protection to the holders of Shares. In the event an offer to purchase Common Shares is made which must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are listed, be made to all or substantially all of the holders of Common Shares, each Share will be convertible at the option of the holder into one Common Share at any time from the day the offer is made until: (a) in the case of an offer other than an offer made through the facilities of a stock exchange, the latest time for deposit of Common Shares under the offer, and (b) in the case of an offer made through the facilities of a stock exchange on which the Common Shares are listed, 12:30 p.m., Toronto time, on the business day immediately preceding the last date upon which holders of Common Shares may accept the offer. The right of conversion into Common Shares will not come into effect if an identical offer in terms of price per share, percentage of shares to be taken up and other essential terms is made to purchase Shares concurrently with the offer to purchase Common Shares. All Shares so converted into Common Shares will be automatically reconverted into Shares immediately after the Common Shares are taken up and purchased under the offer or immediately after the Shares are released to the holder thereof. Shares will be automatically converted into Common Shares in the case of an exempt take-over bid for Common Shares at a price per Common Share exceeding 115% of the trading price of the Shares by an offeror (other than certain exempt persons) acquiring shares of the Company such that the offeror holds voting shares of the Company having attached thereto 50% or more of the votes attached to all of the then outstanding voting shares of the Company.
4. Purpose and Effect of the Offer
Dundee believes that purchases of Shares under the Offer represents an effective use of Dundee’s financial resources and is in the best interests of its Shareholders. The Offer is not expected to preclude Dundee from pursuing its foreseeable business opportunities. The Board of Directors of Dundee has determined that the purchase of Shares pursuant to the Offer represents an effective use of Dundee’s available capital and is in the best interests of its Shareholders for the following reasons:
(a) The Offer provides Shareholders who are considering the sale of all or a portion of their Shares with the opportunity to determine the price at which they are willing to sell their Shares if such Shares are deposited pursuant to an Auction Tender or the opportunity to deposit their Shares without specifying a price if such Shares are deposited pursuant to a Purchase Price Tender and, if any such Shares are purchased pursuant to the Offer, to sell such Shares for cash without the usual transaction costs associated with market sales; and
(b) Generally, Shareholders owning fewer than 100 Shares whose Shares are purchased pursuant to the Offer not only avoid the payment of brokerage commissions but also any odd lot discounts, each of which may be applicable on a sale of their Shares in a transaction on the TSX.
Background to the Offer
In considering whether the Offer would be in the best interests of the Company and its Shareholders, the Board of Directors gave careful consideration to a number of factors, including the following:
(a) the view of management that the Offer is the most equitable and efficient means to distribute an aggregate of up to $73.75 million to the Shareholders that provides Shareholders with an option to elect whether to participate in the distribution;
(b) after giving effect to the Offer, the Company will continue to have sufficient financial resources and working capital to conduct its ongoing business and operations and to fund the future growth of the Company’s business;
(c) the Offer provides Shareholders with an opportunity to realize on all or a portion of their investment in the Company;
(d) the deposit of Shares under the Offer is optional, the option is available to all Shareholders, and all Shareholders are free to accept or reject the Offer;
(e) Shareholders who do not deposit their Shares under the Offer will realize a proportionate increase in their equity interest in the Company to the extent that Shares are purchased by the Company pursuant to the Offer; and

(f) whether it would be reasonable to conclude that, following the completion of the Offer, there would be a market for beneficial owners of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer (see “Liquidity of Market” below).
On December 12, 2005 the Board of Directors unanimously approved the making of the Offer, the pricing of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.
Subject to certain exceptions, Canadian securities laws prohibit the Company and its affiliates from acquiring any Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or date of termination of the Offer. As a result, Dundee will suspend all purchases of Shares pursuant to its normal course issuer bid during this time. Subject to applicable law, Dundee may in the future purchase additional Shares on the open market, in private transactions, through issuer bids or otherwise. Any such purchases may be on the same terms or on terms that are more or less favourable to Shareholders than the terms of the Offer. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the Company’s business and financial position, the results of the Offer and general economic and market conditions.
Neither Dundee nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing any or all of such Shareholder’s Shares. No person has been authorized to make any such recommendation. Shareholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to deposit Shares and, if so, how many Shares to deposit and, in the case of Auction Tenders, at what price or prices. Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 16 of this Circular – “Income Tax Considerations”.
Liquidity of Market
Dundee is relying on the “liquid market exemption” specified in Ontario Securities Commission Rule 61-501 (“OSC Rule 61-501”) and Quebec securities regulators Local Policy Statement Q-27 (“QSC Policy Q-27”) and will be relying upon discretionary exemptive relief orders in certain other provinces from the requirement to obtain a formal valuation applicable to the Offer.
Accordingly, once the exemptive relief is obtained, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids will generally not be applicable in connection with the Offer or will be waived by such regulatory authorities pursuant to such discretionary exemptive relief orders.
The Company has determined that there is a liquid market in the Shares because:
(a)	there is a published market for the Shares, namely the TSX;

(b)	during the 12-month period before December 12, 2005 (the date the Offer was announced):
(i)	the number of issued and outstanding Shares was at all times at least 5,000,000, excluding Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by related parties and Shares that were not freely tradeable;

(ii)	the aggregate trading volume of the Shares was at least 1,000,000 Shares on the TSX;

(iii)	there were at least 1,000 trades in Shares on the TSX; and

(iv)	the aggregate trading value based on the price of the trades referred to in clause (iii) was at least $15,000,000; and
(c)	the market value of the Shares on the TSX, as determined in accordance with applicable rules, was at least $75,000,000 for November 2005, being the calendar month preceding the calendar month in which the Offer was announced.
The Board of Directors considered the anticipated effect of the Offer on the liquidity of the market for beneficial owners of Shares who do not deposit Shares under the Offer and, in doing so, considered the following factors:
(a)	the extent by which the trading volume, number of trades and aggregate trading value of the Shares during the 12-month period preceding the announcement of the Offer, the size of the public float of the Shares, and the market value of Shares exceed the minimum “liquid market” requirements specified in both OSC Rule 61-501 and QSC Policy Q-27; and

(b)	the number of Shares to be acquired under the Offer in relation to the public float, the trading volumes of and the number of trades in the Shares on the TSX, the value of trades on the TSX, and the market value of the Shares in the 12 months preceding the announcement of the Offer.
The Board of Directors determined that it is reasonable to conclude that, following the completion of the Offer, there will be a market for beneficial owners of the Shares who do not deposit Shares under the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer.
5. Financial Statements
The audited annual consolidated financial statements of Dundee for the year ended December 31, 2004 and the unaudited interim consolidated financial statements of Dundee for the nine-month period ended September 30, 2005 have previously been mailed to Shareholders and are available on the Company’s website and a copy of the Company’s press release containing such financial statements is available on the SEDAR web site at www.sedar.com and the EDGAR website at www.sec.gov. Shareholders may obtain copies of all such financial statements, without charge, upon request to the Company at Suite 5500, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 4A9, Attention: Secretary of Dundee Corporation.
6. Price Range of Shares
Trading of Shares on Principal Markets. The Shares are listed on the TSX under the symbol “DBC.SV.A”.
The following tables set forth the high and low closing prices per Share and the volumes of Shares traded on the TSX as compiled from published financial sources for each month from December 2004, and for the quarterly periods in each of 2003, 2004 and the first three quarterly periods of 2005:

	Shares
	High	Low
	($)	($)	Volume
December, 2004	29.00	27.10	341,441
January, 2005	27.20	24.75	296,678
February	28.74	25.50	299,626
March	29.00	28.16	256,382
April	28.75	26.35	520,857
May	29.05	26.81	257,409
June	28.00	25.85	1,183,132
July	27.90	26.10	650,166
August	27.82	26.50	311,007
September	28.95	27.75	263,929
October	29.24	27.26	557,973
November	28.45	26.85	1,117,207
December (to December 12)	29.00	28.30	3,243,908

	Shares
	High	Low
	($)	($)	Volume
First Quarter, 2003	14.05	12.50	660,084
Second Quarter, 2003	15.20	12.45	592,776
Third Quarter, 2003	19.94	15.00	1,262,858
Fourth Quarter, 2003	22.46	19.01	1,086,609
First Quarter, 2004	28.00	22.45	1,244,301
Second Quarter, 2004	28.75	24.25	1,184,964
Third Quarter, 2004	29.00	24.75	560,545
Fourth Quarter, 2004	29.00	25.20	867,811
First Quarter, 2005	29.00	24.75	852,686
Second Quarter, 2005	29.05	25.85	1,961,398
Third Quarter, 2005	28.95	26.10	1,225,102

On December 12, 2005, the last full trading day prior to the announcement by Dundee of the approval of its Board of Directors of the Offer, the closing price of the Shares on the TSX was $29.00.
Shareholders are urged to obtain current market quotations for the Shares.
7. Dividend Policy
The Company has not declared or paid any dividends in the last three years. The Company has not established a dividend policy with respect to the Shares or the Common Shares. Any future determination to pay dividends will be at the discretion of the directors of the Company and will depend on the financial condition, results of operations, capital requirements of the Company and such other factors as the directors of the Company consider relevant.
8. Previous Distributions of Securities
Previous Purchases and Sales. On March 30, 2005, Dundee announced its intention to purchase up to 1,209,756 of the Shares representing approximately 5% of the 24,195,118 issued and outstanding Shares, in the ordinary course through the facilities of the TSX beginning April 1, 2005 and terminating no later than March 31, 2006, under a normal course issuer bid. Between April 1, 2004 and March 31, 2005, Dundee purchased an aggregate of 67,228 Shares at an average price of $24.93 per share through the facilities of the TSX under a normal course issuer bid. During the period April 1, 2005 to November 30, 2005, Dundee purchased 311,945 Shares at an average price of $26.76 under the normal course issuer bid. Purchases under the normal course issuer bid will be suspended during the currency of the Offer.
Securities Issued Upon the Exercise of Stock Options. The table below indicates the number of Shares that were issued by the Company during the five years preceding the date of the Offer upon the exercise of stock options.

		Average Exercise	Aggregate Proceeds
	Number of Shares	Price per Share	Received by Company
Year of Distribution	Issued	($)	($)
2005 (up to November 30)	15,000	12.9000	193,500
2004	154,927	13.8640	2,147,904
2003	128,236	11.7501	1,506,782
2002	412,895	3.6877	1,522,614
2001	55,000	10.7878	593,331
2000	7,050	9.6746	68,206
9. Interest of Directors and Officers and Transactions and Arrangements Concerning Shares
Interest of Directors and Officers. Except as set forth in the Offer, neither the Company nor, to the Company’s knowledge, any of its officers or directors or any of the officers or directors of its subsidiaries, is a party to any contract, arrangement or understanding, formal or informal, with any securityholder relating, directly or indirectly, to the Offer or with any other person or company with respect to any securities of the Company in relation to the Offer, nor are there any contracts or arrangements made or proposed to be made between the Company and any of its directors or officers and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.
Except as disclosed herein (including section 12 of this Circular), none of the Company or its officers or directors has current plans or proposals which relate to, or would result in, any extraordinary corporate transaction involving the Company, such as a merger, a reorganization, the sale or transfer of a material amount of its assets or the assets of any of its subsidiaries (although the Company from time to time considers various acquisition opportunities, both large and small, consistent with its corporate strategy to focus on growth through acquisitions), any material change in its present Board of Directors or management, any material change in its indebtedness or capitalization, any other material change in its business or corporate structure, any material change in its Articles or By-laws, or any actions similar to any of the foregoing.
Ownership of the Shares of the Company. To the knowledge of the Company, after reasonable inquiry, the following table indicates, as at November 30, 2005 except as otherwise indicated, the number of securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, by each director and officer of the Company and their respective associates, and each associate or affiliate or person or company acting jointly or in concert with the Company1:
Directors

				No. of		No. of
				Options		Deferred
	Relationship	No. of Shares	% of	to	% of	Share
	with	or Common	Outstanding	Acquire	Outstanding	Units
Name	Company	Shares	Shares	Shares	Options	(“DSUs”)
Normand Beauchamp	Director	10,000	0.04	40,000	2.01	5,620

Jonathan Goodman	Director, President and CEO Dundee Precious Metals	34,693 Shares	0.15	210,000	10.54	3,826

Harold P. Gordon	Director and Chairman	7,015 Shares	0.03	75,000	3.77	42,958

Dr. Frederick H. Lowy	Director	1,500 Shares	0.01	30,000	1.51	4,599

Garth MacRae	Director	171,586 Shares; 291 Common Shares	0.72	135,000	6.78	14,635

Robert McLeish	Director	3,000 Shares	0.01	45,000	2.26	4,058

K. Barry Sparks	Director	13,344 Shares	0.06	15,000	0.75	0

Harry R. Steele	Director	10,000 Shares	0.04	40,000	2.01	4,923

Officers

Ned Goodman	Director, President and Chief Executive Officer	878,978 Shares; 711,627 Common Shares	3.68	509,000	25.55	12,911

[1]	Each of the individuals listed in this Section 9 can be reached at the following address: Dundee Corporation, Suite 5500, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 4A9, Canada.

				No. of		No. of
				Options		Deferred
	Relationship	No. of Shares	% of	to	% of	Share
	with	or Common	Outstanding	Acquire	Outstanding	Units
Name	Company	Shares	Shares	Shares	Options	(“DSUs”)
Joanne Ferstman	Executive Vice President, Chief Financial Officer and Corporate Secretary	28,504 Shares	0.12	150,000	7.53	0

David Goodman	Executive Vice President	30,136 Shares	0.13	155,000	7.78	0

Donald K. Charter	Executive Vice-President	77,552 Shares	0.32	225,000	11.30	0

Lucie Presot	Vice-President and Controller	24,229 Shares	0.10	14,000	0.70	0

Lili Mance	Assistant Corporate Secretary	30 Shares	0	0	0	0
In addition to the above, Ned Goodman has an option to purchase 166,935 Common Shares held in an executive benefit plan trust.
Dundee maintains certain equity-based compensation plans, including a share incentive plan and a deferred share unit plan. These plans provide for, among other things, the grant of options to purchase Shares. For a detailed description of the terms of these plans see Dundee’s Management Proxy Circular, dated May 5, 2005.
Information concerning persons who beneficially own or exercise control or direction over more than 10% of any class of equity securities of the Company is included under Item 3, “Authorized Capital and Principal Holders of Securities”.
The following transactions have occurred with respect to the subject securities during the past 60 days:
Normand Beauchamp – Mr. Beauchamp received 467 DSUs on October 15, 2005 at a value of $28.88 per DSU, as consideration for serving as director of Dundee in the third quarter of 2005.
Donald K. Charter – Mr. Charter received 228 Shares on September 30, 2005 at a value of $28.67 per Share, pursuant to a share purchase plan.
Joanne Ferstman – Ms. Ferstman received 341 Shares on September 30, 2005 at a value of $28.67 per Share, pursuant to a share purchase plan.
David Goodman – Mr. Goodman received 455 Shares on September 30, 2005 at a value of $28.67 per Share, pursuant to a share purchase plan.
Jonathan Goodman – Mr. Goodman received 285 DSUs on October 15, 2005 at a value of $28.88 per DSU, as consideration for serving as director of Dundee in the third quarter of 2005.

Ned Goodman – Mr. Goodman received 285 DSUs on October 15, 2005 at a value of $28.88 per DSU, as consideration for serving as director of Dundee in the third quarter of 2005. Mr. Goodman also received 820 Shares on September 30, 2005 at a value of $28.67 per Share, pursuant to a share purchase plan.
Harold P. Gordon – Mr. Gordon received 2,449 DSUs on October 15, 2005 at a value of $28.88 per DSU, as consideration for serving as director of Dundee in the third quarter of 2005. Mr. Gordon also received 218 Shares on September 30, 2005 at a value of $28.67 per Share, pursuant to a share purchase plan.
Dr. Frederick H. Lowy – Dr. Lowy received 363 DSUs on October 15, 2005 at a value of $28.88 per DSU, as consideration for serving as director of Dundee in the third quarter of 2005.
Garth MacRae – Mr. MacRae received 432 DSUs on October 15, 2005 at a value of $28.88 per DSU, as consideration for serving as director of Dundee in the third quarter of 2005.
Robert McLeish – Mr. McLeish received 324 DSUs on October 15, 2005 at a value of $28.88 per DSU, as consideration for serving as director of Dundee in the third quarter of 2005.
Harry R. Steele – Mr. Steele received 354 DSUs on October 15, 2005 at a value of $28.88 per DSU, as consideration for serving as director of Dundee in the third quarter of 2005.
10. Commitments to Acquire Shares
Dundee has no commitments to purchase Shares, other than pursuant to the Offer. To the knowledge of the Company, after reasonable inquiry, no person or company named under “Interest of Directors and Officers and Transactions and Arrangements Concerning Shares – Ownership of the Shares of the Company” has any commitment to acquire Shares.
11. Benefits from the Offer
No person or company named under “Interest of Directors and Officers and Transactions and Arrangements Concerning Shares – Ownership of the Shares of the Company” will receive any direct or indirect benefit from accepting or refusing to accept the Offer and there are no agreements with any such individuals currently in place.
12. Material Changes in the Affairs of the Company
Except as described or referred to in the Offer (including section 2 of this Circular), the directors and officers of the Company are not aware of any plans or proposals for material changes in the affairs of the Company, or of any material changes that have occurred since September 30, 2005, the date of the most recent interim consolidated financial statements of the Company. Growth through acquisitions remains an important part of the Company’s corporate strategy. The Company will continue to monitor developments in the industry while at the same time strengthening its existing business such that the Company is well positioned to evaluate and take advantage of acquisition opportunities as they may arise.
The Company currently has no commitments or agreements to acquire any material assets or companies. However, consistent with its corporate strategy to focus on growth through acquisitions, the Company from time to time considers various acquisition opportunities, both large and small, and may submit proposals in respect of such acquisitions during and/or after the currency of the Offer. No assurance can be given that any such proposal will be accepted and/or lead to a definitive acquisition agreement, nor can there be any assurance that an accepted proposal will result in the completion of a material transaction by the Company. The Company is primarily a holding company. The Company’s subsidiaries may from time to time make acquisitions and such acquisitions may be material to the Company.
13. Intention to Deposit Shares
To the knowledge of management of the Company after reasonable inquiry, no person named in the table under “Interest of Directors and Officers and Transactions and Arrangements Concerning Shares” or under “Authorized Capital and Principal Holders of Securities” intends to deposit Shares under the Offer.
14. Going Private Transaction
The Offer does not constitute, and, to the best of the knowledge of the Board of Directors, is not intended to be followed by, a going private transaction.

15. Prior Valuations
To the knowledge of the directors and officers of Dundee, no valuations regarding the Company or its material assets have been prepared within the two years preceding the date hereof.
16. Income Tax Considerations
The summary in this Section 16 is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder and no representation is made with respect to the income tax consequences to any particular Shareholder. Due to the general nature of this summary, the income tax consequences described below may not apply to certain taxpayers, such as financial institutions, who may have their own unique income tax concerns. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.
Certain Canadian Federal Income Tax Considerations
The Company has been advised by Blake, Cassels & Graydon LLP that the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a sale of Shares pursuant to the Offer by a Shareholder who holds such Shares as capital property, is not affiliated with the Company and deals at arm’s length with the Company, all within the meaning of the Tax Act. This summary is not applicable to a Shareholder which is a “financial institution” as defined in the Tax Act for purposes of the mark-to-market rules.
Depending upon all of the circumstances, including the extent of holdings of Shares by a Shareholder that is a “specified financial institution” or a “restricted financial institution” for the purposes of the Tax Act and by persons with whom such a Shareholder does not deal at arm’s length, the Offer may cause a Share to be treated as a “term preferred share” for the purposes of the Tax Act in respect of the sale of the Share to the Company pursuant to the Offer. This summary is not applicable to Shareholders that are “specified financial institutions” or “restricted financial institutions” for the purposes of the Tax Act and such Shareholders should consult their own tax advisors with respect to their particular circumstances and should refer to all the terms of the Offer and all the information in this Circular.
This summary is based on the provisions of the Tax Act as of the date hereof, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof and the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) publicly available prior to the date hereof. This summary is not exhaustive of all Canadian federal income tax considerations. Except as referred to above, this summary does not take into account or anticipate changes in income tax law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein.
IN VIEW OF THE DEEMED DIVIDEND TAX TREATMENT DESCRIBED BELOW OF A SALE OF SHARES PURSUANT TO THE OFFER AS OPPOSED TO CAPITAL GAIN (OR CAPITAL LOSS) TREATMENT, WHICH WOULD GENERALLY APPLY TO A SALE IN THE MARKET OF THE SHARES, SHAREHOLDERS WHO WISH TO SELL THEIR SHARES AND WHO ARE NOT GENERALLY EXEMPT FROM CANADIAN FEDERAL INCOME TAX MAY WISH TO CONSULT THEIR TAX ADVISORS REGARDING SELLING THEIR SHARES IN THE MARKET PRIOR TO THE EXPIRATION DATE AS AN ALTERNATIVE TO ACCEPTING THE OFFER, IN ORDER TO RECEIVE CAPITAL GAIN (OR CAPITAL LOSS) TREATMENT ON THE DISPOSITION OF THEIR SHARES.
This summary assumes that at all relevant times the Shares will be listed on a prescribed stock exchange for purposes of the Tax Act (which currently includes the TSX).
Residents of Canada
This part of the summary applies to Shareholders who are resident or deemed to be resident in Canada for purposes of the Tax Act and any relevant treaty or convention.
Individual Shareholders Resident in Canada. Shareholders who are individuals resident in Canada and who sell Shares to the Company pursuant to the Offer will be deemed to receive a taxable dividend (on a separate class of shares comprising the Shares so sold by all Shareholders) equal to the excess of the amount paid by the Company for the Shares over their paid-up capital for income tax purposes. The Company estimates that on the Expiration Date the paid-up capital per Share will equal approximately $11.43 for income tax purposes.

The deemed dividend will be included in computing an individual Shareholder’s income subject to the normal gross-up and dividend tax credit rules applicable to taxable dividends received by individual shareholders from a taxable Canadian corporation. On November 23, 2005, the Minister of Finance (Canada) proposed that an enhanced gross-up and credit be introduced for eligible dividends paid by certain corporations, including public corporations such as the Company, after 2005. If this proposal is enacted, the rate of tax payable by an individual resident in Canada on eligible dividends paid after 2005 will generally be reduced. The Expiration Date of the Offer will be in 2006.
Individual Shareholders who sell their Shares to the Company pursuant to the Offer will also be considered to have disposed of their Shares. The proceeds of disposition of their Shares will be equal to the amount paid by the Company less the amount deemed to be received by the individual Shareholder as a dividend. The Shareholder will realize a capital loss (gain) on disposition of the Shares equal to the amount by which the Shareholder’s proceeds of disposition, net of any reasonable costs of disposition, are less than (or exceed) the adjusted cost base to the Shareholder of the Shares sold to the Company pursuant to the Offer. Under the Tax Act, one-half of any capital loss (gain) realized by a Shareholder represents an allowable capital loss (taxable capital gain). A taxable capital gain must be included in the Shareholder’s income. Allowable capital losses may be deducted only against taxable capital gains in the year in which such allowable capital losses are realized subject to and in accordance with the provisions of the Tax Act. Any remaining allowable capital losses may generally be applied to reduce taxable capital gains realized by the Shareholder in the three preceding and in all subsequent tax years in accordance with the provisions of the Tax Act in that regard.
An individual Shareholder (other than a trust) who has realized a capital loss on the sale of Shares pursuant to the Offer could have all or a portion of that loss denied under the “superficial loss” rules of the Tax Act. This would happen if the individual Shareholder or a person affiliated with the Shareholder has acquired additional Shares in a period beginning 30 days before the sale of Shares pursuant to the Offer and ending 30 days after the sale of Shares pursuant to the Offer and such additional Shares are owned by such Shareholder or person affiliated with such Shareholder at the end of such period. If these rules apply, all or a portion of the loss realized is deemed to be nil and the amount of the loss denied is added to the cost of the additional Shares purchased. Trusts are subject to similar loss denial rules in such circumstances. The loss denied to a trust may only be utilized as allowed under the Tax Act. Shareholders are urged to consult with their own tax advisors with respect to the “superficial loss” rules.
If the Shareholder is a trust under which a corporation is a beneficiary, the amount of any such capital loss otherwise determined will be reduced by the amount of dividends or deemed dividends received on the Shares (including any dividends deemed to be received as a result of the sale of Shares to the Company under the Offer) to the extent and under the circumstances prescribed by the Tax Act. Similar rules will apply where a partnership or a trust is a beneficiary of a trust or such a trust is a member of a partnership that disposes of Shares pursuant to the Offer.
Individual Shareholders (including trusts other than certain specified trusts) who realize a capital gain as a result of a sale of Shares under the Offer should consult their own tax advisors with respect to the “alternative minimum tax” rules set out in the Tax Act.
Corporate Shareholders Resident in Canada. A corporate Shareholder resident in Canada that sells Shares to the Company pursuant to the Offer will (subject to the potential application of subsection 55(2) of the Tax Act) be deemed to receive a taxable dividend (on a separate class of Shares comprising the Shares so sold by all Shareholders) equal to the excess of the amount paid by the Company for the Shares over their paid-up capital for income tax purposes. The Company estimates that on the Expiration Date, the paid-up capital per Share will equal $11.43 for income tax purposes.
In the case of a Shareholder that is a corporation resident in Canada, any such dividend that is not required to be recognized as proceeds of disposition under subsection 55(2) of the Tax Act as described below will be included in computing the Shareholder’s income as a dividend and will ordinarily be deductible in computing its taxable income. To the extent that such a deduction is available, private corporations (as defined in the Tax Act) and certain other corporations may be liable to pay refundable tax under Part IV of the Tax Act at a rate of 33 1/3% on the amount of the deemed dividend. Corporate Shareholders should consult their own tax advisors for specific advice with respect to the possible application of these provisions.
Under subsection 55(2) of the Tax Act, a shareholder that is a corporation resident in Canada may be required to treat all or a portion of the deemed dividend as proceeds of disposition and not as a dividend. Subsection 55(2) of the Tax Act does not apply to that portion of the dividend subject to tax under Part IV of the Tax Act that is not refunded under the circumstances specified in subsection 55(2) and does not apply if the dividend would not be deductible in computing taxable income. Further, subsection 55(2) will not apply on a sale of Shares to the Company under the Offer unless the Shareholder would have realized a capital gain if it disposed of any Share at fair market value immediately before its sale to the Company and the sale to the Company resulted in a significant reduction in the portion of the capital gain that could reasonably be considered to be attributable to anything other than the Shareholder’s “safe income” in respect of the particular Share. Generally the safe income in respect of a particular Share held by a Shareholder is the portion of the Company’s undistributed income for purposes of the Tax Act which is attributable to such Share and which is earned or realized after the time the Shareholder acquired the particular Share. Corporate Shareholders should consult their tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act.
The difference between the amount paid by the Company and the amount deemed to be received by the Shareholder as a dividend, after application of subsection 55(2) of the Tax Act, will be treated as proceeds of disposition of the Shares for purposes of computing any capital gain or capital loss arising on the sale of the Shares. The Shareholder will realize a capital loss (gain) on disposition of the Shares equal to the amount by which the Shareholder’s proceeds of disposition, net of any reasonable costs of disposition, are less than (or exceed) the adjusted cost base to the Shareholder of the Shares sold to the Company pursuant to the Offer. Under the Tax Act, one-half of any capital loss (gain) realized by a Shareholder represents an allowable capital loss (taxable capital gain). A taxable capital gain must be included in computing the Shareholder’s income. Allowable capital losses may be deducted only against taxable capital gains in the year in which such allowable capital losses are realized subject to and in accordance with the provisions of the Tax Act. Any remaining allowable capital losses may generally be applied to reduce taxable capital gains realized by the Shareholder in the three preceding and in all subsequent tax years in accordance with the provisions of the Tax Act in that regard. The amount otherwise determined of any such capital loss realized by a corporate Shareholder will be reduced by the amount of dividends or deemed dividends received on the Shares (including any dividends deemed to be received as a result of the sale of Shares to the Company under the Offer) to the extent and under the circumstances prescribed by the Tax Act. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that disposes of Shares pursuant to the Offer, and where a corporation is a beneficiary of a trust and such trust is a member of a partnership that disposes of Shares pursuant to the Offer.
A corporate Shareholder that has realized a capital loss on the sale of Shares pursuant to the Offer could have all or a portion of that loss denied under the Tax Act. This would happen if the corporate Shareholder or a person affiliated with the Shareholder has acquired additional Shares in a period beginning 30 days before the sale of Shares pursuant to the Offer and ending 30 days after the sale of Shares pursuant to the Offer and such additional Shares are owned by such Shareholder or person affiliated with such Shareholder at the end of such period. If these rules apply all or a portion of the loss realized is deemed to be nil and the amount of the loss denied may only be utilized as allowed under the Tax Act.
A Shareholder that is a Canadian-controlled private corporation throughout the year (as defined in the Tax Act) may be liable to pay additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains (but not to include dividends or deemed dividends, that are deductible in computing taxable income).
Non-Canadian Holders
This portion of the summary applies to a Shareholder who, for purposes of the Tax Act or any applicable convention or tax treaty, is not resident or deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, such Shares in connection with carrying on a business in Canada, has not, either alone or in combination with persons with whom the Shareholder does not deal at arm’s length, owned 25% or more of the issued shares of any class or series of the capital stock of the Company at any time within 60 months preceding the sale of the Shares under the Offer, whose Shares are not otherwise deemed to be taxable Canadian property and, in the case of a Shareholder that carries on an insurance business in Canada and elsewhere, whose Shares are not “designated insurance property” as defined in the Tax Act (in each case a “Non-Canadian Holder”).
A Non-Canadian Holder will not be subject to tax under the Tax Act in respect of any capital gains realized on the disposition of Shares under the Offer.
If the Shares of a Non-Canadian Holder are purchased by the Company under the Offer, a taxable dividend will be deemed to arise as discussed under “Individual Shareholders Resident in Canada”. Such dividend will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be provided under the terms of an applicable Canadian tax treaty. Under the Canada-United States Income Tax Convention (the “U.S. Convention”) the withholding tax applicable to a deemed dividend received by a Shareholder resident in the United States for purposes of the U.S. Convention will generally be reduced to 15%.

IN VIEW OF THE DEEMED DIVIDEND TAX TREATMENT DESCRIBED ABOVE ON A SALE OF SHARES PURSUANT TO THE OFFER AND THE RESULTING CANADIAN WITHHOLDING TAX, SHAREHOLDERS THAT ARE NOT RESIDENT IN CANADA MAY WISH TO CONSULT THEIR ADVISORS REGARDING SELLING THEIR SHARES IN THE MARKET PRIOR TO THE EXPIRATION DATE AS AN ALTERNATIVE TO ACCEPTING THE OFFER.
Under the U.S. Convention, a dividend paid to certain religious, scientific, charitable and similar tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States, other than a dividend that constitutes income from carrying on a trade or business, is exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed regarding registration of such organizations, the Company will not be required to withhold tax from payments made to such organizations. If such an organization fails to follow the required administrative procedures, the Company will be required to withhold tax and the organization will have to file with CRA to claim for a refund to recover the amounts withheld.
Certain U.S. Federal Income Tax Consequences
The Company has been advised by Debevoise & Plimpton LLP that the following summary describes the material U.S. federal income tax consequences relating to the Offer to Shareholders whose shares are properly tendered and accepted for payment pursuant to the Offer. Those Shareholders who do not participate in the Offer will not incur any U.S. federal income tax liability as a result of the completion of the Offer. This summary is based upon the Code, United States Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary addresses only shares that are held as capital assets within the meaning of Section 1221 of the Code and does not address all of the U.S. federal income tax consequences that may be relevant to Shareholders in light of their particular circumstances or to certain types of Shareholders subject to special treatment under the Code, including, without limitation, persons who own (directly, indirectly or through attribution) 10% or more of the Company’s voting power, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, regulated investment companies, certain expatriates, persons whose functional currency is other than the U.S. dollar, persons subject to the alternative minimum tax, persons who hold shares as a position in a “straddle” or as a part of a “hedging,” “conversion” or “constructive sale” transaction for U.S. federal income tax purposes or persons who received their shares through the exercise of employee stock options or otherwise as compensation. In addition, this discussion applies only to “U.S. holders” (as defined below). This summary also does not address the state, local or foreign tax consequences of participating in the Offer. For purposes of this discussion, a “U.S. holder” means a beneficial owner of shares that is:
(a) an individual citizen or resident of the United States;
(b) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or of any state thereof or of the District of Columbia;
(c) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
(d) a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all of its substantial decisions; or (ii) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury Regulations.
If a partnership holds shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding shares should consult their tax advisors with respect to their particular situation.
Shareholders are urged to consult their tax advisors to determine the particular tax consequences to them of participating in the Offer.
Characterization of the Purchase.
The purchase of shares by the Company under the Offer will be a taxable transaction for U.S. federal income tax purposes. As a consequence of the purchase, a U.S. holder will, depending on the U.S. holder’s particular circumstances, be treated either as having sold or exchanged the U.S. holder’s shares or as having received a distribution in respect of shares from the Company.

Under Section 302 of the Code, a U.S. holder whose shares are purchased by the Company under the Offer will be treated as having sold or exchanged its shares, if the purchase:
(a) results in a “complete termination” of the U.S. holder’s equity interest in the Company;
(b) results in a “substantially disproportionate” redemption with respect to the U.S. holder; or
(c) is “not essentially equivalent to a dividend” with respect to the U.S. holder.
     Each of these tests, referred to as the “Section 302 tests,” is explained in more detail below.
If a U.S. holder satisfies any of the Section 302 tests explained below, the U.S. holder will be treated as if it sold its shares to the Company and, subject to the discussion under the heading “U.S. Passive Foreign Investment Company Status”, will recognize capital gain or loss equal to the difference between the amount of cash received under the Offer and the U.S. holder’s adjusted tax basis in the shares surrendered in exchange therefor. This gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the shares that were sold exceeds one year as of the date of purchase by the Company under the Offer. Specified limitations apply to the deductibility of capital losses by U.S. holders. Gain or loss must be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) that is purchased by the Company from a U.S. holder under the Offer. A U.S. holder may be able to designate, generally through its broker, which blocks of shares it wishes to tender under the Offer if less than all of its shares are tendered under the Offer, and the order in which different blocks will be purchased by the Company in the event of proration under the Offer. U.S. holders should consult their tax advisors concerning the mechanics and desirability of that designation with respect to their particular situation.
If a U.S. holder does not satisfy any of the Section 302 tests explained below, the purchase of a U.S. holder’s shares by the Company under the Offer will not be treated as a sale or exchange of shares with respect to the U.S. holder. Instead, the amount received by the U.S. holder with respect to the purchase of its shares by the Company under the Offer will be treated as a dividend to the U.S. holder with respect to its shares under Section 301 of the Code, to the extent of the Company’s current or accumulated earnings and profits (within the meaning of the Code). Provided certain holding period requirements are satisfied, non-corporate holders generally will be subject to U.S. federal income tax at a maximum rate of 15% on such dividends. To the extent the amount of cash paid in the Offer exceeds the Company’s current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital that will reduce the U.S. holder’s adjusted tax basis (but not below zero) in its shares and any remainder will be treated as capital gain (which may be long-term capital gain as described above). To the extent that a purchase of a U.S. holder’s shares by the Company under the Offer is treated as the receipt by the U.S. holder of a dividend, the U.S. holder’s remaining adjusted tax basis (after adjustment as described in the previous sentence) in the purchased shares will be added to any shares retained by the U.S. holder. Any such dividend will generally not be eligible for the dividends-received deduction allowed to corporations.
For U.S. federal income tax purposes, the amount received by a U.S. holder under the Offer will be the U.S. dollar value of any Canadian dollars received (without reduction for any Canadian withholding taxes), calculated by reference to the spot exchange rate in effect on the date of receipt. Any gain or loss realised on the conversion of Canadian dollars to U.S. dollars will generally constitute an ordinary gain or loss.
Constructive Ownership of Stock and Other Issues.
In applying each of the Section 302 tests explained below, U.S. holders must take into account not only shares that they actually own but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a U.S. holder is treated as owning any shares that are owned (actually and in some cases constructively) by certain related individuals and entities as well as shares that the U.S. holder has the right to acquire by exercise of an option or by conversion or exchange of a security. Due to the factual nature of the Section 302 tests explained below, U.S. holders should consult their tax advisors to determine whether the purchase of their shares under the Offer qualifies for sale or exchange treatment in their particular circumstances.
The Company cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders under the Offer will cause the Company to accept fewer shares than are tendered. Therefore, no assurance can be given that a U.S. holder will be able to determine in advance whether its disposition of shares pursuant to the Offer will be treated as a sale or exchange or as a distribution in respect of stock from the Company.

Section 302 Tests
One of the following tests must be satisfied in order for the purchase of shares by the Company under the Offer to be treated as a sale or exchange for U.S. federal income tax purposes:
(a) Complete Termination Test. The purchase of a U.S. holder’s shares by the Company under the Offer will result in a “complete termination” of the U.S. holder’s equity interest in the Company if all of the shares that are actually owned by the U.S. holder are sold under the Offer and all of the shares that are constructively owned by the U.S. holder, if any, are sold under the Offer or, with respect to shares owned by certain related individuals, the U.S. holder effectively waives, in accordance with Section 302(c) of the Code, attribution of shares that otherwise would be considered as constructively owned by the U.S. holder. U.S. holders wishing to satisfy the “complete termination” test through waiver of the constructive ownership rules should consult their tax advisors with respect to their particular situation.
(b) Substantially Disproportionate Test. The purchase of a U.S. holder’s shares by the Company under the Offer will result in a “substantially disproportionate” redemption with respect to the U.S. holder if, among other things, the percentage of the then outstanding voting stock actually and constructively owned by the U.S. holder immediately after the purchase is less than 80% of the percentage of voting stock actually and constructively owned by the U.S. holder immediately before the purchase (treating as outstanding all shares purchased under the Offer) and immediately following the exchange the U.S. holder actually and constructively owns less than 50% of the Company’s total combined voting power.
(c) Not Essentially Equivalent to a Dividend Test. The purchase of a U.S. holder’s shares by the Company under the Offer will be treated as “not essentially equivalent to a dividend” if the reduction in the U.S. holder’s proportionate interest in the Company as a result of the purchase constitutes a “meaningful reduction” given the U.S. holder’s particular circumstances. Whether the receipt of cash by a U.S. holder who sells shares under the Offer will be “not essentially equivalent to a dividend” will depend upon the U.S. holder’s particular facts and circumstances. The IRS has indicated in a published revenue ruling that even a small reduction in the percentage interest of a U.S. holder whose relative stock interest in a publicly held corporation is minimal (for example, an interest of less than 1%) and who exercises no control over corporate affairs should constitute a “meaningful reduction.” U.S. holders should consult their tax advisors as to the application of this test in their particular circumstances.
Withholding and Backup Withholding.
Under the U.S. federal income tax laws, payments in connection with the transaction may be subject to “backup withholding” at a rate of 28%, unless a U.S. holder that holds shares:
(a) provides a correct taxpayer identification number (which, for an individual U.S. holder, is the U.S. holder’s social security number), certifies, under penalties of perjury, that he or she is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules; or
(b) is a corporation or comes within other exempt categories and, when required, demonstrates this fact and otherwise complies with applicable requirements of the backup withholding rules.
Any amount withheld under these rules will be creditable against the U.S. holder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability if the holder provides the required information to the Internal Revenue Service, or “IRS”. A U.S. holder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. To prevent backup U.S. federal income tax withholding on cash payable under the Offer, each U.S. holder should provide the Depositary with his or her correct taxpayer identification number and certify that he or she is not subject to backup U.S. federal income tax withholding and that he or she is a U.S. person by completing the Substitute IRS Form W-9 included in the Letter of Transmittal.
Canadian income taxes withheld on payments to U.S. holders may, depending upon the U.S. holder’s particular circumstances, be subject to credit or deduction in the U.S. for U.S. Federal income tax purposes. The deductibility and creditability of non-U.S. taxes are subject to numerous limitations and conditions.

U.S. Passive Foreign Investment Company Status.
A foreign corporation will be treated as a “passive foreign investment company” (a “PFIC”) for United States federal income tax purposes if 75% or more of its gross income consists of certain types of “passive” income, or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. If a non-U.S. Corporation meets either the PFIC asset or income test for any year (after 1986) in a shareholder’s holding period, then such Corporation will be treated as a PFIC in the hands of such shareholder for such year and all subsequent years.
The PFIC tests are applied annually and depend, in part, upon a number of complex factual determinations, some of which are beyond the Company’s control. Consequently, the Company is unable to determine whether it is currently a PFIC or was a PFIC in any prior taxable year.
If the Company were a PFIC in any taxable year included in a U.S. holder’s holding period, such U.S. holder would be subject to disadvantageous tax treatment, including ordinary income treatment on any gains recognised with respect to the Company’s shares, as well as an interest charge.
The Company will not provide U.S. holders with information to enable such holders to make a “qualified electing fund” election under which, generally in lieu of the treatment described above, the Company’s earnings would be currently included in a U.S. holder’s gross income.
If a U.S. holder owns the Company’s shares during any year that the Company is a PFIC, a U.S. holder must file an annual IRS Form 8621 and will not be eligible for a reduced tax rate on dividends paid on the Company’s shares in such year or the subsequent year. Each U.S. holder is urged to consult its tax advisor regarding the potential application of the PFIC provisions, as well as the availability and advisability of certain elections that may be made by such investor with respect to the Company’s shares if the Company is a PFIC in any taxable year.
The discussion set forth above is a summary of the material U.S. federal income tax consequences of the Offer to U.S. holders. Shareholders are urged to consult their tax advisors to determine the particular tax consequences to them of the Offer, including the applicability and effect of state, local, foreign and other tax laws and the possible effects of changes in U.S. federal income or other tax laws.
17. Legal Matters and Regulatory Approvals
Dundee is not aware of any license or regulatory permit that is material to the Company’s business that might be adversely affected by the Company’s acquisition of Shares pursuant to the Offer or, except as noted below, of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition or ownership of Shares by the Company pursuant to the Offer and that has not been obtained on or before the date hereof. Should any such approval or other action be required, the Company currently contemplates that such approval will be sought or other action will be taken. Dundee cannot predict whether it may determine that it must delay the acceptance for payment of Shares deposited pursuant to the Offer pending the outcome of any such matter.
There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company’s business.
The Company has filed applications with certain securities regulatory authorities in Canada and expects to obtain exemptive relief from valuation and proportionate take up and certain other provisions contained in securities legislation of certain provinces in connection with the Offer. The obtaining of such relief is a condition of completion of the Offer.
The Company’s obligations under the Offer to take up and pay for Shares are subject to certain other conditions. See Section 6 of the Offer to Purchase — “Certain Conditions of the Offer”.
18. Source of Funds
Dundee has sufficient internal cash resources and marketable securities to fund any purchase of Shares under the Offer. The maximum amount of funds required to purchase the maximum amount of securities sought under the Offer is $73.75 million. In addition, Dundee has a revolving line of credit (the “Revolving Credit Facility”) with a Canadian chartered bank. The Revolving Credit Facility is a revolving term, unsecured credit facility with an availability of $100 million and varying interest rates, which expires on April 27, 2006. Dundee does not expect to be required to draw upon the Revolving Credit Facility in connection with the Offer.

19. Dealer Manager and U.S. Information Agent
Dundee Securities Corporation, which is an indirect, majority-owned subsidiary of the Corporation, has been retained to act as Canadian Dealer Manager in connection with the Offer. D.F. King & Co. Inc. (the “U.S. Information Agent”) has been retained to act as U.S. Information Agent in connection with the Offer.
20. Depositary
Dundee has appointed Computershare Investor Services Inc. to act as a depositary for, among other things, (i) the receipt of certificates representing Shares and related Letters of Transmittal deposited under the Offer, (ii) the receipt of Notices of Guaranteed Delivery delivered pursuant to the procedures for guaranteed delivery set forth in Section 4 of the Offer to Purchase, (iii) the receipt from the Company of cash to be paid in consideration of the Shares acquired by the Company under the Offer, as agent for the depositing Shareholders, and (iv) the transmittal of such cash to the depositing Shareholders, as agent for the depositing Shareholders. The Depositary may contact Shareholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Shareholders to forward materials relating to the Offer to beneficial owners.
21. Fees and Expenses
Dundee Securities Corporation has been retained by the Company to act as Dealer Manager in Canada in connection with the Offer. Dundee has agreed to indemnify the Dealer Manager against certain liabilities, including certain liabilities under applicable securities laws. Dundee Securities Corporation will receive a fee from Dundee in payment for services rendered as financial advisor to Dundee, and fees that are contingent upon the successful completion of the Offer. Dundee Securities Corporation has undertaken to form a soliciting dealer group comprising members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada (the “Soliciting Dealer Group”) to solicit tenders to the Offer by Canadian shareholders. Dundee will pay fees to members of the Soliciting Dealer Group, including Dundee Securities Corporation, for soliciting Shares deposited by Canadian shareholders and taken up under the Offer.
The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under applicable securities laws. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Company for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The U.S. Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under applicable securities laws.
Dundee is expected to incur expenses of approximately $450,000 in connection with the Offer, which includes filing fees, advisory fees, legal, accounting, depositary and printing fees.
22. Statutory Rights
Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, these rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE
December 15, 2005
The Board of Directors of Dundee Corporation (the “Company’’) has approved the contents of the Offer to Purchase and the accompanying Circular dated December 15, 2005 and the delivery thereof to Shareholders. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made, nor does it contain any misrepresentation likely to affect the value or the market price of the Shares of the Company within the meaning of the Securities Act (Quebec).

(Signed) “Ned Goodman”	(Signed) “Joanne Ferstman”
Ned Goodman	Joanne Ferstman
President and Chief	Executive Vice President,
Executive Officer	Chief Financial Officer and
Corporate Secretary
On behalf of the Board of Directors:

(Signed) “Harold P. Gordon”	(Signed) “Robert McLeish”
Harold P. Gordon	Robert McLeish
Director	Director

CONSENT OF BLAKE, CASSELS & GRAYDON LLP
TO:      The Board of Directors of Dundee Corporation
We consent to the inclusion of our name in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations” in the Circular dated December 15, 2005 of Dundee Corporation in connection with its offer to the holders of its Shares, and the reference to our opinion contained therein.
December 15, 2005
(Signed) “Blake, Cassels & Graydon LLP”
Blake, Cassels & Graydon LLP
CONSENT OF DEBEVOISE & PLIMPTON LLP
TO:      The Board of Directors of Dundee Corporation
We consent to the inclusion of our name in the section titled “Income Tax Considerations – Certain U.S. Federal Income Tax Consequences” in the Circular dated December 15, 2005 of Dundee Corporation in connection with its offer to the holders of its Shares, and the reference to our opinion contained therein.
December 15, 2005
(Signed) “Debevoise & Plimpton LLP”
Debevoise & Plimpton LLP

The Letter of Transmittal, certificates for Shares and any other required documents must be sent or delivered by each depositing Shareholder or the depositing Shareholder’s broker, commercial bank, trust company or other nominee to the Depositary at one of its addresses specified below.
OFFICES OF THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC., FOR THIS OFFER:
By Mail
Computershare Investor Services Inc.
PO Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions
By Hand, Registered Mail or Courier
Computershare Investor Services Inc.
100 University Street
9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions
Toll-Free: 1-800-564-6253
E-mail: corporateactions@computershare.com

Any questions or requests for assistance may be directed to the Depositary at the addresses and telephone number specified above. Shareholders also may contact the Dealer Manager or their broker, commercial bank or trust company for assistance concerning the Offer. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary. Manually executed photocopies of the Letter of Transmittal will be accepted.
THE DEALER MANAGER FOR THE OFFER IN CANADA IS:
Dundee Securities Corporation
4th Floor
20 Queen Street West
Toronto, Ontario
M5H 3R3
Toll Free Phone Number: 1-800-351-8264
THE INFORMATION AGENT FOR THE OFFER IN THE U.S. IS:
D.F. King & Co. Inc.
48 Wall Street, 22nd Floor
New York, NY
10005
USA
Toll Free Phone Number: 1-888-628-9011
Banks and Brokerage Firms please call:
(212) 269-5550